EXHIBIT 99.41

                               ARNOLD T. KONDRAT

--------------------------------------------------------------------------------
                                  PRESS RELEASE
--------------------------------------------------------------------------------


                              EXERCISE OF WARRANTS

Toronto, December 11, 2003 - Arnold T. Kondrat announces that he has purchased 400,000 common shares of Banro Corporation (the "Company") pursuant to an exercise of warrants of the Company. Taking into account such exercise of warrants, the Company now has 10,321,594 common shares issued and outstanding. The said 400,000 shares represent 3.88% of such outstanding shares. Mr. Kondrat purchased such shares for investment purposes and may in the future increase or decrease his ownership of securities of the Company from time to time depending upon the business and prospects of the Company and future market conditions. Mr. Kondrat is Executive Vice President and a director of the Company. His address is 341 Riverview Drive, Toronto, Ontario, M4N 3C9.

Mr. Kondrat now owns and controls a total of 1,192,933 common shares representing 11.56% of the issued and outstanding common shares of the Company. He also holds an additional 250,000 common share purchase warrants of the Company and stock options to purchase 494,000 common shares of the Company.

For further information and in order to obtain a copy of the report to be filed under applicable securities legislation in connection with this press release, please contact:

Arnold T. Kondrat
Phone: (416) 366-2221
Fax:   (416) 366-7722